Exhibit 99.1

March 31, 2014

Parabel Inc.

Melbourne, FL

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Parabel Inc. on March 31, 2014, which contains notification of the registrant’s inability to file its Form 10-K by March 31, 2014. We have read the registrant’s statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the registrant’s consolidated financial statements for the year ended December 31, 2013, to be included in its Form 10-K.

Very truly yours,

/s/ Marcum LLP